September 20, 2007

Timothy A. Geishecker
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561

Dear Mr. Geishecker:

             The purpose of this letter is to respond to your August 21, 2007 letter to C. Dowd Ritter, President and Chief Executive Officer of Regions Financial Corporation (“Regions”) to provide comments on the proxy statement filed by Regions for its 2006 fiscal year. I appreciate you taking the time to discuss this letter with me. To assist in your review of our responses, we have set forth below in full the comments contained in your letter, together with our responses to such comments.

Director Independence, page 18

1.

You discuss on page 19 that your board of directors considered certain transactions and affiliations involving your independent directors that it concluded did not impair your directors’ independence. Please provide greater detail so as to fully describe the nature of the transactions and affiliations. Please see Instruction 3 to Item 407(a) of the Regulation S-K.

We note your comments and confirm that, in future filings, we will fully describe the nature of the transactions and affiliations that could impair our directors’ independence.

We respectfully note that, in addition to the general reference on page 18 to the board of directors considering certain relationships in light of the New York Stock Exchange independence standards and the board of director’s categorical standards (which were attached as Annex A to the proxy statement), we set forth seven bullet points describing the relevant factors, facts and circumstances that the board of directors considered in assessing the independence of our directors on page 19 and know of no other facts that are relevant to an understanding of the nature of the transactions and relationships addressed thereunder. In addition, under the section entitled “Other Transactions” on page 21 of the proxy statement, we also describe a number of transactions between Regions and a number of directors. We also note that in December 2006, the board of directors adopted a written related persons transactions policy, and we will continue to disclose in future filings, to the extent applicable, information about the policy and significant transactions involving Regions and related persons, including directors, pursuant to item 404(a) and (b) of Regulation S-K.

Compensation Discussion and Analysis, page 23

2.

Please disclose the policies governing the allocation of current versus future, and cash versus equity, compensation. From a general standpoint, your disclosure in this regard should specifically analyze the extent to which amounts paid under each element affect decisions regarding the amounts paid or awarded under the other components of your compensation program. Please ensure that the disclosure you provide under paragraph (b)(1) of Item 402 of Regulation S-K explains and places in context how and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.

We note your comments in respect of the allocation of current versus future, and cash versus equity, compensation and the extent to which payments and awards under one component impact decisions regarding the amounts paid or awarded under another component and will revise future filings accordingly, if applicable.

3.

We note in your disclosure that you measure compensation through individual performance yet we note minimal analysis or discussion of the effect individual performance has on specific compensation awards. Please revise to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, discuss in greater detail the achievement of the financial and operational goals within a named executive officer’s individual area of responsibility. Refer to Item 402(b)(2)(vii) of Regulation S-K.

We note your comments and will revise our disclosure in future filings, to the extent applicable, to comply.

4.

Please provide additional analysis about how you determined the amount of time-vested options and restricted stock awarded to the named executive officer. Although you provide some disclosure relating to general factors considered in awarding this form of compensation, please provide a more focused discussion that not only sets forth the amount of compensation awarded but also provides substantive analysis and insight into how the committee determined the specific payout amounts. For this and each element of your compensation program, please ensure that the disclosure you provide under paragraph (b) of Item 402 of Regulation S-K contains appropriate analysis of the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officers’ compensation package and that you describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

We note your comments and will revise our disclosure in future filings, to the extent applicable, to comply.

5.

We note that you have not provided a complete quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation for the current fiscal year. Please disclose the specific targets and how your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v).

We note your comments and will revise our disclosure in future filings, to the extent applicable, to provide a complete discussion of the quantitative targets to be achieved in order for named executive officers to earn their annual incentive compensation.

Except as described below, the performance goals for 2006 were quantitative in nature and the Compensation Committee determined 2006 annual incentive compensation based on achievement of those quantitative goals. Bonus targets as a percentage of 2006 base salary for each named executive officer are set forth at the top of page 29 of the proxy statement and a description of the threshold, target and maximum pre-determined corporate performance targets and the extent to which those targets were achieved in 2006 are also set forth in the chart on page 29. On the bottom of page 38, we indicate that the Compensation Committee evaluated Regions performance against the pre-determined corporate goals and determined that the maximum level for all corporate targets was exceeded. Accordingly, each of Messrs. Moore, Jordan, Horsley and Upchurch received bonus payments based on 200% of target. Each of Messrs. White and Harton were also subject to individual performance targets used to determine a portion of their 2006 annual incentive compensation. We will revise our disclosure in future filings, to the extent applicable, to provided a complete quantitative discussion of the terms of individual performance targets.

A discussion of Mr. Ritter’s pre-determined corporate performance targets, which were established by the Human Resources Committee of the board of directors of AmSouth Bancorporation, are set forth on page 36 of the proxy statement. As described on page 38 of the proxy statement, because of the merger with Regions in 2006, the Regions Compensation Committee determined the achievement of the corporate performance targets applicable to Mr. Ritter’s 2006 annual incentive compensation based on the stand-alone performance of AmSouth Bancorporation during the three fiscal quarters of 2006 that preceded the merger. The determination of Mr. Ritter’s 2006 bonus was determined, in part, based on qualitative measures. We note your comment about disclosure of qualitative goals and will revise our disclosure in future filings, to the extent applicable, to provide a complete discussion of qualitative goals.

As indicated on page 29 of the proxy statement, Mr. Edwards’ 2006 annual incentive compensation was determined by Mr. Moore, Chairman of Regions, and by Mr. Allen Morgan, Chairman of Morgan Keegan. Mr. Edwards’ 2006 annual incentive compensation was not determined based on predetermined quantitative performance targets, but rather was determined by considering the achievement of certain revenues and net profit objectives of the brokerage, trust and investment management operations of Regions as part of a total mix of information. Mr. Moore and Mr. Morgan did not attempt to quantify, rank or otherwise assign relative value to such objectives in a formulaic manner. Mr. Edwards’ 2007 annual incentive compensation will be determined in a similar manner. To the extent applicable, we will revise our future disclosure to provide a complete discussion of the qualitative and other considerations used to determine the amount of annual compensation paid to Mr. Edwards.

6.

Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. To the extent incentive amounts are determined based upon a historical review of the predictability of your performance objectives, please provide appropriate disclosure that addresses the relationship between historical and future achievement.

Regions is not seeking confidential treatment of its quantitative and qualitative performance goals. Accordingly, Regions will not be providing any supplemental information in response to item 6. However, indicated above, Regions will comply in future filings, to the extent applicable, with the comments set forth under item 5 above.

7.

Please include a discussion of whether the board or the Compensation Committee can exercise discretion either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout. If applicable, identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goals. See Item 402(b)(2)(vi) of Regulation S-K.

We note your comments and will revise our future filings, to the extent applicable, to discuss whether the board of directors or Compensation Committee may exercise discretion to award compensation absent attainment of the relevant performance goals or to reduce or increase the size an award or payout and to identify, to the extent applicable, when and to what extent, such discretion has been exercised.

8.

The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section

8.

II.B.1. of Commission Release No. 33-8732A. In this regard, we note wide disparities in the compensation of Messrs. Moore, Ritter and Horsley compared to the other named executive officers. Given this, please provide a more detailed discussion of how and why their compensation differs from that of the other named executive officers, especially related to non-equity incentive plan compensation, change in pension value and nonqualified deferred compensation earnings and all other compensation. If policies or decisions relating to a named executive officer are materially different from the other officers, this should be discussed on an individualized basis.

We note your comments and will revise our disclosure in future filings, to the extent applicable, to comply.

Summary Compensation Table, page 40

9.

We note that our named executive officers received large payments, such as those relating to change in control or non-equity split dollar life policies. There are several other items, namely the use of the corporate aircraft, that likely exceed $25,000 but which are not explained in detail. Please revise to disclose in your footnote your methodology for computing the aggregate incremental cost for perquisites. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

We note your comments in respect of the disclosure of certain perquisites, but we respectfully believe that we have complied with this requirement. Footnote 5 to the Summary Compensation Table on page 44 of the proxy statement sets forth the amount and types of perquisites received by our named executive officers in 2006. As indicated in the footnote, personal usage of corporate aircraft is calculated based on a $1,700 per hour cost, which includes the direct average operating cost of fuel, oil, brakes and tires and is based on an assumed 350 hour year for the aircraft. In 2006, neither Mr. Moore’s nor Mr. Ritter’s personal use of corporate aircraft exceeded the greater of $25,000 or 10% of the total amount of their respective perquisites and personal benefits. Also, please note that, as indicated on page 39 of the proxy statement, commencing in 2007, Regions has significantly curtailed the perquisites provided to Executive Council Members (which includes Messrs. Moore and Ritter). For those executives, Regions has eliminated automobile allowances, company-provided automobiles, supplemental disability insurance and payment of country club dues. To the extent applicable to future filings, Regions will comply with the requirements under Item 402(c)(2)(ix) in respect of disclosure of perquisites.

2006 Grants of Plan-Based Awards, page 46

10.	We note the heading in your column, “Multi-Year Opportunity Under…” Please revise the title of the column so that it is consistent with the Item 402(d) of Regulation S-K.

We note your comment in respect of the heading in the Grants of Plan-Based Awards table and will revise future filings accordingly.

Potential Payments by Regions Upon Termination or Change-in-Control, page 56

11.

Please revise to disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Please provide background on how you arrived at the determined such appropriate levels. Refer to Item 402(b)(1)(v) of Regulation S-K.

We note your comment in respect of determination of the payment and benefit levels upon termination or a change in control and will revise future filings accordingly.

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        This is to acknowledge that: (i) Regions is responsible for the adequacy and accuracy of the disclosure in this filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Regions may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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        If you have any questions or request any further information, please do not hesitate to call contact me at (205) 326-5319.

Sincerely, /s/ John D. Buchanan

John D. Buchanan Executive Vice President & General Counsel